FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending October 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc

Notification of Transactions of Directors, Persons Discharging
Managerial Responsibility or Connected Persons

In accordance with DTR 3.1.4R(1)(a) I give details of changes in the interests of the following Person Discharging Managerial Responsibilities ('PDMR'), who acquired Ordinary Shares ('Shares') in GlaxoSmithKline plc ('GSK') at a price of 1294.81 pence per Share, following the re-investment of dividends paid on 1 October 2015, on Shares held in the GSK 2009 Deferred Annual Bonus Plan Post-Tax.

PDMR	Number of Ordinary Shares acquired under the personal contribution element of the plan	Number of Ordinary Shares acquired under the matching element of the plan (GSK contribution)
Ms C Thomas	39.539	39.748

GSK was advised of this allocation on 19 October 2015.

V A Whyte
Company Secretary

20 October 2015

                                                                                                                                                                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: October 20, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc